Exhibit 99.13

NICE Actimize Chosen by LGT to Address Global Regulatory Needs and Drive a
Unified Financial Crime Strategy

NICE Actimize brings together its advanced technology and domain expertise to support
LGT’s immediate regulatory requirements and new and emerging scenarios

Hoboken, N.J., March 31, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that LGT, the world’s largest family-owned private banking and asset management group, has chosen NICE Actimize’s advanced Markets Surveillance and Anti-Money Laundering solutions along with other of its targeted compliance offerings to deliver upon its financial crime strategy across its global holdings. Based in Liechtenstein, LGT Group has more than 20 offices throughout Europe, the Middle East, Asia Pacific, Australia, and North America.

Enhancing LGT’s strategic direction for its financial crime strategy, NICE Actimize financial crime solutions will provide wealth management, retail and commercial sector coverage when offered.

“It was important for LGT to select a trusted solutions provider with which to partner and enhance our approach to managing financial crime,” said Erik Zortea, Head of Group Financial Crime Compliance,  LGT. "Achieving successful business outcomes for our growing global operation requires out-of-the-box coverage to meet our immediate regulatory requirements, increase efficiency as well as improve analytical capabilities in order to stay on top of new and emerging scenarios. NICE Actimize meets these requirements for a holistic approach to our global business challenges.”

“Today, financial institutions face a multi-faceted dilemma as they balance business outcomes with expectations for a seamless customer experience against the pressure to build better protections against financial crime,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize solutions fully support an integrated, data-driven, and analytical approach, which addresses these challenges while setting a path forward for LGT to achieve strong business outcomes and future growth.”

Anti-Money Laundering and Surveillance Solutions
The organization has selected two core NICE Actimize solutions categories. First, LGT will implement advanced offerings in anti-money laundering, including Suspicious Activity Monitoring (SAM), CDD/KYC, and Watch List Filtering. The NICE Actimize consolidated Anti-Money Laundering (AML) suite protects an organization with a single integrated view of customer risk for true customer lifecycle risk management.

LGT will also leverage NICE Actimize’s SURVEIL-X Markets Surveillance solution and its SURVEIL-X Studio analytics self-development tool. SURVEIL-X Markets Surveillance addresses regulatory obligations across multiple asset classes, including fixed income, foreign exchange, swaps, futures, and options, and avoids costly fines. In addition, SURVEIL-X Studio creates, rapidly tests, and deploys custom analytic risk detection models.

Please visit our website for additional information on NICE Actimize’s consolidated anti-money laundering and Holistic Conduct Surveillance solutions.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud, and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.